COMPANY ANNOUNCEMENT

INSIDE INFORMATION

TORM plc Annual Report 2023 and financial outlook 2024

"2023 ended strongly after a year of favorable market conditions. TORM's earnings set new records for the company, surpassing 2022," says Jacob Meldgaard, adding: "Through strategic fleet expansion and modernization, we not only capitalized on the market conditions and delivered significant value to our shareholders, we also ensured that TORM is well positioned for future years."

Financial results

For the year ended 31 December 2023, TORM grew time charter equivalent earnings (TCE) to USD 1,084m (2022: USD 982m) and realized a historically high EBITDA of USD 848m (2022: USD 743m) and a net profit for the year of USD 648m (2022: USD 563m).

The product tanker market remained strong and volatile in 2023 reflecting increased ton-mile demand as geopolitical tensions and refinery dislocation continued to affect shipping routes. Also, product tanker fleet growth remained at a relatively low level, thus supporting the positive supply and demand situation.

In this market environment TORM achieved TCE rates of USD/day 37,124 on average (2022: USD/day 34,154) and available earning days increased to 29,152 in 2023 (2022: 28,756). Our vessel class LR2 achieved TCE rates of USD/day 47,718 (2022: USD/day 39,612), the LR1 vessels USD/day 37,326 (2022: USD/day 36,879), and the MR vessels USD/day 34,745 (2022: USD/day 32,795).

In the fourth quarter of 2023, TORM realized an EBITDA of USD 234m (2021: USD 267m). The profit before tax amounted to USD 185m (2022: USD 222m). TORM achieved TCE rates of USD/day 37,985 on average (2022: USD/day 47,520), and available earning days increased to 7,312 (2022: 6,854). Our vessel class LR2 achieved TCE rates of USD/day 44,048, the LR1 vessels achieved TCE rates of USD/day 40,498, and the MR vessels achieved TCE rates of USD/day 36,122.

Key figures

USDm	Q4 2023	Q4 2022	change	FY 2023	FY 2022	change
Time charter equivalent earnings (TCE)*	267	332	-65	1,084	982	+102
EBITDA*	234	267	-33	848	743	+105
Net profit/(loss) for the year	185	222	-37	648	563	+85
TCE per day (USD)[1]	37,985	47,520	-9,535	37,124	34,154	+2,970
Basic earnings/(loss) per share	2.18	2.80	-0.62	7.75	6.92	+0.83
Declared dividend per share	1.36[3]	2.59	-1.23	5.78[3]	4.63	+1.15
Adjusted dividend pay-out ratio[2]	87%	93%	-6ppt	83%	69%	+14ppt

[1] Unrealized gain/loss on financial instruments included in TCE earnings and EBITDA, but not included in TCE per day.
[2] Based on Net profit excluding profit from sale of vessels.
[3] Proposed dividend per share for Q4 2023 subject to approval by the AGM; included in full year dividend per share calculation.

Market

The product tanker market was strongly impacted by geopolitical events in 2023. The EU/G7 sanctions against Russian oil products officially took effect in February 2023, which reinforced the trade recalibration

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
COMPANY ANNOUNCEMENT NO. 07
07 MARCH 2024
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COMPANY ANNOUNCEMENT

that had already begun in 2022 ahead of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks against vessels forced vessels to re-route away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

On top of geopolitical factors, restrictions on Panama Canal transits similarly resulted in longer sailing patterns.

The consequent trade recalibration towards long-haul trade led to a step change in product tanker freight rates towards a higher average level. However, the recalibration also increased rate volatility as the product tanker fleet moved closer to the point of full utilization, where even small changes in underlying demand and supply created high volatility in freight rates.

Vessel transactions

During 2023 TORM acquired 22 newer eco vessels and divested 11 of its oldest vessels, and in the first quarter of 2024 TORM acquired one additional LR2 vessel in a partly share based transaction with issuance of approximately 0.6 million shares. Thus, TORM has in total acquired nine LR2, seven LR1 vessels and seven MR vessels. These transactions have both increased the long-haul fleet significantly and further improved the environmental profile of the total fleet. TORM sees attractive returns over the coming years by increasing the share of the larger vessel classes due to changing trading patterns, not least caused by the change in the global refinery landscape.

In total, the vessel transactions during 2023 and Q1 2024 have increased TORM's operational leverage and thereby purposely increased TORM's capacity to benefit from an expected continued strong market.

Following all the transactions TORM will have a total of 90 vessels.

Distribution for fourth quarter of 2023 and updated distribution policy (INSIDE INFORMATION)

TORM's Board of Directors recommends subject to approval at the annual general meeting that a final dividend of USD 1.36 per share to be paid to the shareholders corresponding to an expected total dividend payment of approximately USD 126m. The payment date is 24 April 2024 to all shareholders of record as of 16 April 2024, and the ex-dividend date is 15 April 2024.

In total, high freight rates and earnings have enabled TORM to declare dividends of USD 497m in 2023 based on the Distribution Policy implemented in 2022 by which excess cash is shared with investors on a quarterly basis. The distribution in 2023 is equivalent to 83% of net profit excluding profit from sale of vessels.

TORM has amended its Distribution Policy. The Board of Directors will continue to maintain the overall principle to distribute, on a quarterly basis, excess liquidity above a threshold liquidity level per vessel based on the number of owned and leased vessels in TORM's fleet as on at the balance sheet day. The Distribution Policy will no longer have the earmarked proceeds mechanism.

Financial Outlook 2024 (INSIDE INFORMATION)

TORM's financial outlook is based on our current product tanker market expectations. We do, however, have limited visibility on TCE rates that are not yet fixed with our customers, hence these rates may be significantly lower or significantly higher than our current expectations.

For the full year 2024, TCE earnings are expected to be in the range of USD 1.0 – 1.35bn (2023: USD 1,084m), and EBITDA is expected to be in the range of USD 700 – 1,050m (2023: USD 848m) based on the current fleet size, including published acquisitions and divestments of vessels.

As of 04 March 2024, TORM had covered 25% of the 2024 earning days at USD/day 44,089. Hence, 75% of the 2024 full year earning days are subject to change. Consequently, as 23,737 earning days in 2024 are unfixed, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 23.7m.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
COMPANY ANNOUNCEMENT NO. 07
07 MARCH 2024
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COMPANY ANNOUNCEMENT

TORM

Also, as of 04 March 2024, 82% of the Q1 2024 earning days were covered at USD/day 45,036. For the individual vessel classes, the Q1 2024 coverage was 78% at USD/day 59,330 for LR2, 77% at USD/day 50,794 for LR1 and 84% at USD/day 40,413 for MR.

Webcast and conference call

TORM will host a webcast and conference call for investors and analysts today, Thursday 07 March 2024 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers (below) at least ten minutes prior to the start (Conference ID: 2130161):
Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

The presentation can be downloaded here prior to the event.

Contacts

Jacob Meldgaard, Chief Executive Officer and Executive Director
Tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; [the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products;] general domestic and international political conditions or events, including "trade wars", and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
COMPANY ANNOUNCEMENT NO. 07
07 MARCH 2024
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COMPANY ANNOUNCEMENT

cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
COMPANY ANNOUNCEMENT NO. 07
07 MARCH 2024
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